Exhibit 99.1

Trip.com Group Limited Reports Unaudited Third Quarter of 2019 Financial Results

Shanghai, China, November 13, 2019 - Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Key Highlights for the Third Quarter of 2019

•

The Company officially changed its corporate name to “Trip.com Group Limited” on October 25, 2019 and its ticker to “TCOM” on November 5, 2019. Trip.com Group operates a family of travel brands, which mainly consists of Trip.com, Ctrip, Skyscanner and Qunar.

•	Trip.com Group reported strong financial results for the third quarter of 2019.

•

Income from operations increased by 52% year-over-year to RMB2.2 billion (US$314 million). Excluding share-based compensation charges, non-GAAP income from operations increased by 40% year-over-year to RMB2.6 billion (US$369 million) in the third quarter of 2019.

•

Operating margin was 21% for the third quarter of 2019, compared to 16% in the same period in 2018, and 15% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin reached 25%, the highest margin over the past 6 years.

•	Trip.com Group’s international businesses (excluding Greater China destinations) sustained robust growth momentum.

•	The year-over-year revenue growth rate of international hotel business (excluding Greater China destinations) reached 50% in the third quarter of 2019.

•	Trip.com brand’s international air ticketing volume maintained triple digit growth for the 12th consecutive quarter.

Third Quarter of 2019 Financial Results and Business Updates

For the third quarter of 2019, Trip.com Group reported net revenue of RMB10.5 billion (US$1.5 billion), representing a 12% increase from the same period in 2018. Net revenue for the third quarter of 2019 increased by 21% from the previous quarter.

Accommodation reservation revenue for the third quarter of 2019 was RMB4.1 billion (US$576 million), representing a 14% increase from the same period in 2018, primarily due to our brand’s extensive global reach, expansion in our global product portfolio, and provision of diversified accommodation choices to prospective customers. Accommodation reservation revenue for the third quarter of 2019 increased by 21% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the third quarter of 2019 was RMB3.7 billion (US$521 million), representing a 3% increase from the same period in 2018, primarily due to an increase in international air ticketing and ground transportation ticketing demands. Transportation ticketing revenue for the third quarter of 2019 increased by 9% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the third quarter of 2019 was RMB1.6 billion (US$229 million), representing a 19% increase from the same period in 2018, primarily driven by a significant increase in traffic generated from offline stores and further penetration in lower-tier cities in China. Packaged-tour revenue for the third quarter of 2019 increased by 56% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the third quarter of 2019 was RMB335 million (US$47 million), representing a 26% increase from the same period in 2018, primarily driven by expansion in corporate customer base and an optimized product mix trend. Corporate travel revenue for the third quarter of 2019 increased by 9% from the previous quarter, primarily due to seasonality.

Gross margin was 79% for the third quarter of 2019, which remained consistent with that for the same period in 2018 and the previous quarter.

Product development expenses for the third quarter of 2019 increased by 12% to RMB2.8 billion (US$390 million) from the same period in 2018 and increased by 6% from the previous quarter, primarily due to an increase in expenses relating to product development personnel. Product development expenses for the third quarter of 2019 accounted for 27% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP product development expenses for the third quarter of 2019 accounted for 25% of the net revenue for the same period, which increased from 24% in the same period in 2018 and decreased from 28% in the previous quarter.

Sales and marketing expenses for the third quarter of 2019 decreased by 8% to RMB2.5 billion (US$347 million) from the same period in 2018, primarily due to a decrease in expenses relating to sales and marketing activities. Sales and marketing expenses increased by 18% from the previous quarter, primarily due to an increase in expenses relating to sales and marketing activities. Sales and marketing expenses for the third quarter of 2019 accounted for 24% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the third quarter of 2019 accounted for 23% of the net revenue for the same period, which decreased from 29% in the same period in 2018 and 24% in the previous quarter.

General and administrative expenses for the third quarter of 2019 increased by 18% to RMB809 million (US$113 million) from the same period in 2018, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses remained consistent with the previous quarter. General and administrative expenses for the third quarter of 2019 accounted for 8% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 6% of the net revenue for the same period, which remained consistent with those for the same period in 2018 and decreased from 8% in the previous quarter.

Income from operations for the third quarter of 2019 was RMB2.2 billion (US$314 million), compared to RMB1.5 billion in the same period in 2018 and RMB1.3 billion in the previous quarter. Income from operations increased by 52% year-over-year in the third quarter of 2019. Excluding share-based compensation charges, non-GAAP income from operations was RMB2.6 billion (US$369 million), compared to RMB1.9 billion in the same period in 2018 and RMB1.7 billion in the previous quarter. Non-GAAP income from operations increased by 40% year-over-year in the third quarter of 2019.

Operating margin was 21% for the third quarter of 2019, compared to 16% in the same period in 2018, and 15% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was 25%, compared to 20% in the same period in 2018 and in the previous quarter.

Income tax expense for the third quarter of 2019 was RMB365 million (US$51 million), compared to RMB257 million in the same period of 2018 and RMB336 million in the previous quarter. The change in our effective tax rate was primarily due to changes in the profitability of our subsidiaries that have different tax rates, including certain non-deductible expenses of the fair value changes in equity securities investments.

Net income attributable to Trip.com Group’s shareholders for the third quarter of 2019 was RMB793 million (US$112 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB1.1 billion in the same period in 2018 and RMB403 million in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB2.3 billion (US$317 million), compared to RMB1.7 billion in the same period in 2018 and RMB1.3 billion in the previous quarter.

Diluted earnings per ADS were RMB1.35 (US$0.19) for the third quarter of 2019. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted earnings per ADS were RMB3.70 (US$0.52) for the third quarter of 2019.

As of September 30, 2019, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB61.0 billion (US$8.5 billion).

Business Outlook

For the fourth quarter of 2019, the Company expects the net revenue growth to continue at a year-over-year rate of approximately 8-13%. This forecast reflects Trip.com Group’s current and preliminary view, which is subject to change.

Conference Call

Trip.com Group’s management team will host a conference call at 7:00PM U.S. Eastern Time on November 13, 2019 (or 8:00AM on November 14, 2019 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: https://investors.trip.com The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	1-855-881-1339 or 1-914-202-3258
Hong Kong:	800-966-806
Mainland China:	400-120-0659
International:	+61-731-454-010
Passcode:	10002551

For pre-registration, please click

https://s1.c-conf.com/diamondpass/Ctrip-10002551-invite.html

A telephone replay of the call will be available after the conclusion of the conference call until November 21, 2019.

The dial-in details for the replay:

International dial-in number:   +61-7-3107-6325

Passcode:                                   10002551

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Trip.com Group’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2018	September 30, 2019	September 30, 2019
	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	21,530	18,330	2,565
Restricted cash	4,244	3,905	546
Short-term investments	36,753	26,069	3,647
Accounts receivable, net	5,668	9,295	1,300
Prepayments and other current assets	11,199	17,979	2,515

Total current assets	79,394	75,578	10,573

Long-term deposits and prepayments	768	594	83
Land use rights	94	92	13
Property, equipment and software	5,872	5,978	836
Investments	26,874	47,647	6,666
Goodwill	58,026	57,915	8,103
Intangible assets	13,723	13,281	1,858
Other long-term receivable	229	26	4
Right-of-use asset*	—	993	139
Deferred tax assets	850	979	137

Total assets	185,830	203,083	28,412

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	36,011	36,751	5,142
Accounts payable	11,714	13,386	1,873
Salary and welfare payable	3,694	4,387	614
Taxes payable	1,019	1,367	191
Advances from customers	9,472	9,944	1,391
Accrued liability for customer reward program	528	471	66
Other payables and accruals*	6,346	7,812	1,093

Total current liabilities	68,784	74,118	10,370

Deferred tax liabilities	3,838	3,624	507
Long-term debt	24,146	20,600	2,882
Other long-term liabilities	329	257	36
Long-term lease liability*	—	653	91

Total liabilities	97,097	99,252	13,886

MEZZANINE EQUITY
Redeemable non-controlling interests	—	1,122	157

SHAREHOLDERS’ EQUITY

Total Trip.com Group Limited shareholders’ equity	86,715	100,662	14,083

Non-controlling interests	2,018	2,047	286

Total shareholders’ equity	88,733	102,709	14,369

Total liabilities, mezzanine equity and shareholders’ equity	185,830	203,083	28,412

*

The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases,” beginning January 1, 2019 and elected to utilize the additional transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods and no cumulative effect to the opening balance of retained earnings. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	3,627	3,410	4,117	576
Transportation ticketing	3,621	3,407	3,721	521
Packaged-tour	1,378	1,051	1,638	229
Corporate travel	267	309	335	47
Others	503	524	688	96

Total revenue	9,396	8,701	10,499	1,469

Less: Sales tax and surcharges	(41)	(10)	(23)	(3)

Net revenue	9,355	8,691	10,476	1,466

Cost of revenue	(1,991)	(1,798)	(2,157)	(302)

Gross profit	7,364	6,893	8,319	1,164

Operating expenses:
Product development ***	(2,491)	(2,642)	(2,790)	(390)
Sales and marketing ***	(2,705)	(2,108)	(2,478)	(347)
General and administrative ***	(688)	(810)	(809)	(113)

Total operating expenses	(5,884)	(5,560)	(6,077)	(850)

Income from operations	1,480	1,333	2,242	314

Interest income	521	562	509	71
Interest expense	(393)	(426)	(423)	(59)
Other loss **	(2,625)	(1,412)	(1,349)	(189)

(Loss)/income before income tax expense, equity in income of affiliates and non-controlling interests	(1,017)	57	979	137

Income tax expense **	(257)	(336)	(365)	(51)
Equity in income/(loss) of affiliates	169	(123)	206	29

Net (loss)/income	(1,105)	(402)	820	115

Net (income)/loss attributable to non-controlling interests	(34)	7	(18)	(2)
Accretion to redemption value of redeemable non-controlling interests	—	(8)	(9)	(1)

Net (loss)/ income attributable to Trip.com Group Limited	(1,139)	(403)	793	112

Comprehensive (loss)/income attributable to Trip.com Group Limited **	(1,561)	(308)	477	67

(Losses)/earnings per ordinary share
- Basic	(16.62)	(5.81)	11.19	1.57
- Diluted	(16.62)	(5.81)	10.83	1.52

(Losses)/earnings per ADS
- Basic	(2.08)	(0.73)	1.40	0.20
- Diluted	(2.08)	(0.73)	1.35	0.19

Weighted average ordinary shares outstanding
- Basic	68,518,501	69,484,264	70,979,652	70,979,652
- Diluted	68,518,501	69,484,264	75,203,352	75,203,352
- Diluted-non GAAP	80,394,301	77,807,991	79,585,733	79,585,733

*** Share-based compensation included in Operating expenses above is as follows:
Product development	217	215	213	30
Sales and marketing	36	34	34	5
General and administrative	148	144	146	20

** Fair value changes of equity securities investments included in Net (loss)/income is as follow:
Fair value loss of equity securities investments, net of tax	2,470	1,339	1,076	150

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended September 30, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,790)	-27%	213	2%	(2,577)	-25%
Sales and marketing	(2,478)	-24%	34	0%	(2,444)	-23%
General and administrative	(809)	-8%	146	1%	(663)	-6%

Total operating expenses	(6,077)	-58%	393	4%	(5,684)	-54%
Income from operations	2,242	21%	393	4%	2,635	25%
Fair value changes of equity securities investments, net of tax	(1,076)	-10%	1,076	10%	—	0%
Net income attributable to Trip.com Group’s shareholders	793	8%	1,469	14%	2,262	22%
Diluted earnings per ordinary share (RMB)	10.83		18.73		29.56
Diluted earnings per ADS (RMB)	1.35		2.35		3.70
Diluted earnings per ADS (USD)	0.19		0.33		0.52

	Quarter Ended June 30, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,642)	-30%	215	2%	(2,427)	-28%
Sales and marketing	(2,108)	-24%	34	0%	(2,074)	-24%
General and administrative	(810)	-9%	144	2%	(666)	-8%

Total operating expenses	(5,560)	-64%	393	5%	(5,167)	-59%
Income from operations	1,333	15%	393	5%	1,726	20%
Fair value changes of equity securities investments, net of tax	(1,339)	-15%	1,339	15%	—	0%
Net (loss)/income attributable to Trip.com Group’s shareholders	(403)	-5%	1,732	20%	1,329	15%
Diluted (losses)/earnings per ordinary share (RMB)	(5.81)		23.81		18.00
Diluted (losses)/earnings per ADS (RMB)	(0.73)		2.98		2.25
Diluted (losses)/earnings per ADS (USD)	(0.11)		0.43		0.33

	Quarter Ended September 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,491)	-27%	217	2%	(2,274)	-24%
Sales and marketing	(2,705)	-29%	36	0%	(2,669)	-29%
General and administrative	(688)	-7%	148	2%	(540)	-6%

Total operating expenses	(5,884)	-63%	401	4%	(5,483)	-59%
Income from operations	1,480	16%	401	4%	1,881	20%
Fair value changes of equity securities investments, net of tax	(2,470)	-26%	2,470	26%	—	0%
Net (loss)/income attributable to Trip.com Group’s shareholders	(1,139)	-12%	2,871	31%	1,732	19%
Diluted (losses)/earnings per ordinary share (RMB)	(16.62)		39.68		23.06
Diluted (losses)/earnings per ADS (RMB)	(2.08)		4.96		2.88
Diluted (losses)/earnings per ADS (USD)	(0.30)		0.72		0.42

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.1477 on September 30, 2019 published by the Federal Reserve Board.